UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Enservco Corporation
(Name of Issuer)

Common Stock, $.005 par value
(Title of Class of Securities)

29358Y102
(CUSIP Number)

Richard Murphy c/o Cross River Capital Management LLC 31 Bailey Avenue, Unit D Ridgefield, Connecticut 06877 Telephone Number: 203-438-0023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,074,420

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,074,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,074,420

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,074,420

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,074,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,074,420

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cross River Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,074,420

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,074,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,074,420

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	29358Y102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard Murphy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

123,900

8.	SHARED VOTING POWER

12,074,420

9.	SOLE DISPOSITIVE POWER

123,900

10.	SHARED DISPOSITIVE POWER

12,074,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,198,320

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	29358Y102

Item 1.	Security and Issuer.

The name of the issuer is Enservco Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 501 South Cherry Street, Suite 1000, Denver, Colorado 80246. This Schedule 13D relates to the Issuer's Common Stock, $.005 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Cross River Capital Management LLC, a Delaware limited liability company (“Cross River Capital”), Cross River Management LLC, a Delaware limited liability company (“Cross River Management”), Cross River Partners LP, a Delaware limited partnership (“Cross River Partners”), and Richard Murphy, a United States citizen (“Mr. Murphy”, and collectively with Cross River Capital, Cross River Management and Cross River Partners, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 31 Bailey Avenue, Unit D, Ridgefield, Connecticut 06877.

(c)	Cross River Capital serves as the general partner of Cross River Partners, a private investment vehicle. Cross River Management serves as the investment manager of Cross River Partners. Mr. Murphy serves as the managing member of both Cross River Capital and Cross River Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 12,074,420 Shares beneficially owned by Cross River Capital came from the working capital of Cross River Partners. The net investment costs (including commissions, if any) of the Shares beneficially owned by Cross River Capital is approximately $7,466,385. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 12,074,420 Shares beneficially owned by Cross River Management came from the working capital of Cross River Partners. The net investment costs (including commissions, if any) of the Shares beneficially owned by Cross River Management is approximately $7,466,385. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 12,074,420 Shares directly owned by Cross River Partners came from the working capital of Cross River Partners. The net investment costs (including commissions, if any) of the Shares directly owned by Cross River Partners is approximately $7,466,385. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of 73,900 of the Shares directly owned by Mr. Murphy came from Mr. Murphy’s personal funds. The net investment costs (including commissions, if any) of 73,900 of the Shares directly owned by Mr. Murphy is approximately $99,765. No borrowed funds were used to purchase 73,900 of the Shares. In addition, and in connection with Mr. Murphy’s appointment to the Board, Mr. Murphy was granted certain stock options, 50,000 of which vested on 01/19/17, exercisable until 01/18/21 at a strike price of $0.37 per share, as is more fully described in Item 4 below. The funds for the purchase of the 12,074,420 Shares indirectly beneficially owned by Mr. Murphy came from the working capital of Cross River Partners. The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Murphy is approximately $7,466,385. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities because they believe the Shares represent an attractive investment opportunity. The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

Effective January 19, 2016, the board of directors of the Issuer (the “Board”) unanimously consented to increase the number of directors from five to six, and to appoint Mr. Murphy as a member of the Board. There were no arrangements or understandings between Mr. Murphy and any other person pursuant to which he was appointed as a member of the Board.

In connection with Mr. Murphy’s appointment to the Board, Mr. Murphy was granted 100,000 stock options under the Issuer’s 2010 Stock Incentive Plan. The stock options vest as follows: (i) 50,000 on 01/19/17 (i.e., Mr. Murphy’s first anniversary as a member of the Board), and (ii) 50,000 on 01/19/18 (i.e., Mr. Murphy’s second anniversary as a member of the Board). All of the stock options are exercisable until 01/18/21 at a strike price of $0.37 per share (being the closing price on January 16, 2016). Mr. Murphy has also become a party to an indemnification agreement with the Issuer in the form attached as Exhibit 10.07 to the Issuer’s annual report on Form 10-K for the year ended December 31, 2013.

On June 28, 2017, the Reporting Persons were granted 1,612,902 warrants (the “Warrants”), at an exercise price of $0.31 per share, upon entering into two promissory notes with the Issuer. The Warrants are exercisable at any time at the option of the Reporting Persons and expire on June 28, 2022.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Cross River Capital may be deemed to be the beneficial owner of 12,074,420 Shares, constituting 22.9% of the Shares, based upon 52,680,562 Shares outstanding as of the date hereof, as adjusted for the Warrants of the Issuer beneficially owned by Cross River Capital. Cross River Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 12,074,420 Shares. Cross River Capital has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 12,074,420 Shares.

As of the date hereof, Cross River Management may be deemed to be the beneficial owner of 12,074,420 Shares, constituting 22.9% of the Shares, based upon 52,680,562 Shares outstanding as of the date hereof, as adjusted for the Warrants of the Issuer beneficially owned by Cross River Management. Cross River Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 12,074,420 Shares. Cross River Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 12,074,420 Shares.

As of the date hereof, Cross River Partners may be deemed to be the beneficial owner of 12,074,420 Shares, constituting 22.9% of the Shares, based upon 52,680,562 Shares outstanding as of the date hereof, as adjusted for the Warrants of the Issuer beneficially owned by Cross River Partners. Cross River Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 12,074,420 Shares. Cross River Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 12,074,420 Shares.

As of the date hereof, Mr. Murphy may be deemed to be the beneficial owner of 12,198,320 Shares, constituting 23.1% of the Shares, based upon 52,730,562 Shares outstanding as of the date hereof, as adjusted for the Warrants and stock options of the Issuer beneficially owned by Mr. Murphy. Mr. Murphy has the sole power to vote or direct the vote of 123,900 Shares and the shared power to vote or direct the vote of 12,074,420 Shares. Mr. Murphy has the sole power to dispose or direct the disposition of 123,900 Shares and the shared power to dispose or direct the disposition of 12,074,420 Shares.

The transactions in the Shares by the Reporting Persons since the Reporting Persons’ most recent filing of Schedule 13D in respect of the Issuer are set forth on Exhibit B.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except with respect to the appointment of Mr. Murphy to the Board of the Issuer, his receipt of stock options under the Issuer’s 2010 Stock Incentive Plan, and his becoming a party to an indemnification agreement with the Issuer, as is more fully described in Item 4 above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2017
(Date)

Cross River Capital Management LLC*

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Cross River Management LLC*

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Cross River Partners, LP

By: Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Richard Murphy*

/s/ Richard Murphy

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, amendment No. 4, dated August 31, 2017, relating to the Common Stock, $.005 par value, of Enservco Corporation shall be filed on behalf of the undersigned.

August 31, 2017
(Date)

Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy Title: Managing Member

Cross River Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Cross River Partners LP

By: Cross River Capital Management LLC

By: /s/ Richard Murphy
Name: Richard Murphy
Title: Managing Member

Richard Murphy

/s/ Richard Murphy

Exhibit B

Schedule of Transactions in the Shares by the Reporting Persons*

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
08/30/17	Common Stock, $.005 par value	70,238	N/A	$0.456
08//28/17	Common Stock, $.005 par value	198,679	N/A	$0.4453
08/24/17	Common Stock, $.005 par value	192,073	N/A	$0.4318
08/18/17	Common Stock, $.005 par value	228,300	N/A	$0.4
08/17/17	Common Stock, $.005 par value	88,111	N/A	$0.0377
08/16/17	Common Stock, $.005 par value	74,000	N/A	$0.3819

* The Shares were purchased in open market transactions.

SK 25818 0001 7602645